                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*


                                USA Truck, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.01 par value)
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  902925 10 6
-----------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       This Document Consists of 4 Pages.
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CUSIP NO. 902925 10 6               SCHEDULE 13G               Page 2 of 4 Pages



 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.B. Speed
          ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]

 3.   SEC USE ONLY
                   -------------------------------------------------------------

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

      5.  SOLE VOTING POWER                                  2,068,887 shares
                                                          ----------------------
      6.  SHARED VOTING POWER                                     none
                                                          ----------------------
      7.  SOLE DISPOSITIVE POWER                             2,068,887 shares
                                                          ----------------------
      8.  SHARED DISPOSITIVE POWER                                none
                                                          ----------------------

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,068,887 shares

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                           [X]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.9%

12.   TYPE OF REPORTING PERSON*

          IN


                     * SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 902925 10 6                                          Page 3 of 4 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549

                                  SCHEDULE 13G


Reporting Person:                J.B. Speed

--------------------------------------------------------------------------------

ITEM 1.

           (a)    Name of issuer: USA Truck, Inc.

           (b)    Address of issuer's principal executive offices:
                    3108 Industrial Park Road
                    Van Buren, Arkansas 72956

ITEM 2.
           (a)    Name of person filing: J.B. Speed

           (b)    Address of principal business office:
                    3108 Industrial Park Road
                    Van Buren, Arkansas 72956

           (c)    Citizenship: United States

           (d)    Title of class of securities:
                    Common Stock, par value $.01 per share

           (e)    CUSIP Number: 902925 10 6

ITEM 3.    STATUS AS PERSON FILING PURSUANT TO RULE 13d-1(b) OR 13d-2(b):
             Not Applicable

ITEM 4.    OWNERSHIP
           (a) Amount beneficially owned: As of December 31, 1998 the reporting person beneficially owned 2,068,887 shares of the issuer's Common Stock. In addition, the reporting person's wife owned 47,278 shares of such Common Stock as of that date. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Act"), the reporting person disclaims beneficial ownership of the shares owned by his wife, and the filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares owned by his wife. The reporting person acquired the shares beneficially owned by him prior to the registration of the issuer's Common Stock under Section 12 of the Act and, accordingly, is filing this Schedule 13G pursuant to Rule 13d-1(c) under the Act.

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CUSIP NO. 902925 10 6               SCHEDULE 13G               Page 4 of 4 Pages

           (b) Percent of class: The 2,068,887 shares of Common Stock beneficially owned by the reporting person represented approximately 21.9% of the outstanding shares of Common Stock as of December 31, 1998.

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                       2,068,887 shares

               (ii)  shared power to vote or to direct the vote:
                       none

               (iii) sole power to dispose or to direct the disposition of:
                       2,068,887 shares

               (iv)  shared power to dispose or to direct the disposition of:
                       none

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.   CERTIFICATION

             Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 1999                         /s/ J.B. SPEED
                                        ----------------------------------------
                                                    J.B. Speed